Exhibit 12

STRATUS TECHNOLOGIES, INC.

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

Description	Nine month ended 11/23/2003	Proforma Nine month ended 11/23/2003	Nine month ended 11/24/2002	Proforma Year ended 2/23/2003	Year ended 2/23/2003	Year ended 2/24/2002	Year ended 2/25/2001	Year ended 2/27/2000
Earnings as defined (a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$2,535	$(1,982)	$(5,744)	$(10,639)	$(2,660)	$(43,818)	$(15,299)	$(8,074)
Fixed charges as defined	12,754	17,271	10,478	21,980	14,001	13,310	9,173	8,513

Earnings as defined	$15,289	$15,289	$4,734	$11,341	$11,341	$(30,508)	$(6,126)	$439

Fixed charges as defined (a)
Interest expense	$7,469	$14,112	$7,240	$18,021	$9,673	$9,712	$5,894	$5,436
Amortization of debt expense (b)	2,681	1,184	1,206	1,578	1,619	1,150	827	797
Amortized premiums (b)	629	—	246	—	328	—	—	—
Estimate of interest within rental expense	1,975	1,975	1,786	2,381	2,381	2,448	2,452	2,280

Fixed charges as defined	$12,754	$17,271	$10,478	$21,980	$14,001	$13,310	$9,173	$8,513

Insufficient earnings to cover fixed charges	—	$1,982	$5,744	$10,639	$2,660	$43,818	$15,299	$8,074

Ratio of earnings to fixed charges	1.20

Notes:

(a)	Earnings and fixed charges as defined in instructions to Item 503(d) of Regulation S-K.
(b)	The nine-month period ended November 23, 2003 includes the write off of the remaining balance related to the Former Credit Facility.